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                                                                  EXHIBIT (a)(9)





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DRAFT 1, AUGUST 9, 1999



CONTACT:
Marty Filipowski                                        Tad Bixby/Dave Watson
Equant                                                  Ketchum
770.303.3736                                            404.287.2000 ext. 124/
marty.filipowski@equant.com                             404.877.1848



                     EQUANT COMPLETES MERGER WITH TECHFORCE


ATLANTA (August 9, 1999) - Equant announced today that it has completed the US $73.4-million acquisition of TechForce by paying US $8.50 per share in cash for TechForce's common stock and stock options.

As of August 6, 1999, Equant's indirect wholly owned subsidiary Equant Acquisition Corp. had been merged with and into TechForce Corporation which changed its name to Equant Integration Services, Inc. as part of the transaction. As a result, each share of common stock of TechForce Corporation not previously purchased in Equant's tender offer which expired at midnight on August 3, 1999 had been converted into the right to receive $8.50 in cash. As previously reported, Equant acquired 8,126,382 TechForce shares (or approximately 98.12 percent of TechForce's issued and outstanding shares) pursuant to the tender offer.

The purchase strengthens Equant's position as the leading provider of seamless international data network services to multinational businesses by expanding its ability to provide one-stop shopping for global data communications services. This is the result of the additional router management, network integration and desktop services capabilities Equant is gaining in the United States through the deal.

ABOUT EQUANT

Equant (NYSE: ENT; Paris Bourse: EQU) operates the world's largest data network in terms of geographic coverage, which extends to key business centers in over 220 countries and territories. Using its network, Equant has established itself as a leading provider of managed data network services, end-to-end, for multinational businesses worldwide--including over 20 percent of the Global 1,000. Equant also provides network design and integration services; equipment installation; maintenance and support services; and software development. See www.equant.com for more information.


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